Exhibit 99.1

ASX ANNOUNCEMENT 2 August 2018 Formalisation of Strategic Alliance with Blockchain Global Melbourne, Australia, 2 August 2018: Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”, “GTG”), a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms, is pleased to announce that it has entered into a Framework Agreement (“Agreement”) with Blockchain Global Limited ACN 601 628 497 (“BCG”). The Agreement formalises the non-binding terms sheet that was entered into between GTG and BCG on 2 February 2018, which outlined a proposed strategic alliance between the parties with respect to the provision of a suite of blockchain opportunities to GTG to leverage off GTG’s existing genetics testing platform, existing CLIA approved laboratory and long history in genomics, along with BCG’s extensive blockchain experience, with the proposed issue of 486,000,000 shares to BCG in 3 tranches subject to the achievement of certain milestones. The Agreement clearly articulates the process by which a BCG alliance opportunity once introduced, will be considered and reviewed by GTG to qualify for the award of milestone shares. The Framework Agreement will only become binding upon GTG obtaining shareholder approval (by non-associated GTG shareholders). Since announcing the strategic alliance in February 2018, GTG has through the relationship with BCG initiated agreements with Project Shivom and more recently Swisstec Health Analytics, both of which will seek to unlock opportunities that combine genetic screening capabilities with blockchain technology to promote better health outcomes for people around the world. GTG has also established a dedicated blockchain functional team to actively engage with stakeholders as well as evaluate and pursue the opportunities that are presented. Blockchain technology presents a unique opportunity for GTG to contribute to the advancement of genetic research with the security and privacy inherent in the blockchain providing a means by which individuals can share their genomic information with research organisations while retaining control of their personal medical records. GTG is also exploring the implications of blockchain technology to enable big data applications that will utilise artificial intelligence to promote personalised healthcare informed by the genomics data. The creation of a store of genetic data may more accurately guide the treatment of individuals according to their genetic risk profile. When high-risk individuals are monitored appropriately, potentially dangerous cancers and other diseases can be detected early. Treatment options for early-stage cancer are more effective and less disruptive to the individual. This presents opportunities for greater efficiency across the healthcare system while ensuring better patient outcomes. Dr Paul Kasian, Genetic Technologies’ Chairman commented: “The Agreement with BCG will allow GTG to actively collaborate on projects that use blockchain technology to advance biomedical opportunities including genetic research. Participating with blockchain teams involved in genetics is helping us bring new risk assessment products to market faster and it’s creating pathways for us to reach more people around the world.” Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.comABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

FOR FURTHER INFORMATION PLEASE CONTACT Dr Paul Kasian Chairman and Interim CEO Genetic Technologies Limited + 61 3 8412 7000 Jason Wong (USA) Blueprint Life Science Group +1 (415) 375 3340, Ext. 4 About Genetic Technologies Limited Genetic Technologies is a diversified molecular diagnostics company embracing blockchain technologies across Genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. For more information, please visit www.brevagenplus.com and www.phenogensciences.com. Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com About Blockchain Global Limited Blockchain Global Limited (founded in 2014) is a leading global blockchain technology commercialisation and investment company. To capitalise on the extensive IP from operating blockchain auditing infrastructure across 3 facilities, Blockchain Global in 2016 expanded operations beyond providing auditing services for the Bitcoin network, through the material revenue growth for its management consulting division and corporate incubation program. Safe Harbor Statement Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.comABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040